Exhibit 99.5

PRO FORMA VALUATION UPDATE REPORT

OCEAN SHORE HOLDING CO.

Ocean City, New Jersey

HOLDING COMPANY FOR:

OCEAN CITY HOME BANK

Ocean City, New Jersey

Dated As Of:

May 29, 2009

Prepared By:

RP® Financial, LC.

1700 North Moore Street

Suite 2210

Arlington, Virginia 22209

RP® FINANCIAL, LC. Celebrating 20 Years of Financial Advisory Services

May 29, 2009

Boards of Directors

OC Financial MHC

Ocean Shore Holding Co.

Ocean City Home Bank

1001 Asbury Avenue

Ocean City, New Jersey 08226-3329

Members of the Boards of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock to be issued by Ocean Shore Holding Co., Ocean City, New Jersey (“OSHC” or the “Company”) in connection with the mutual-to-stock conversion of OC Financial MHC (the “MHC”). The MHC currently has a majority ownership interest in, and its principal asset consists of, approximately 57.20% of the common stock of OSHC (the “MHC Shares”), the mid-tier holding company for Ocean City Home Bank, Ocean City, New Jersey (the “Bank”). The remaining 42.80% of OSHC’s common stock is owned by public stockholders. OSHC completed its initial public stock offering in December 2004 and owns 100% of the common stock of the Bank. It is our understanding that OSHC will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members who subscribed for shares in the original offering and who did not cancel their orders in the Company’s first resolicitation. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering to members of the local community and the public at large in a syndicated community offering.

This Update is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” of the Office of Thrift Supervision (“OTS”), which have been adopted in practice by the Federal Deposit Insurance Corporation (“FDIC”).

Our Original Appraisal report, dated August 22, 2008 (the “Original Appraisal”), and our updated appraisal dated October 24, 2008 (the “First Update”), are incorporated herein by reference. As in the preparation of our Original Appraisal and First Update, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in OSHC’s financial condition, including financial data through March 31, 2009; (2) an updated comparison of OSHC’s financial condition and operating results versus the Peer Group companies identified in the Original Appraisal and First Update; (3) a review of stock market conditions since the First Update through May 29, 2009; and (4) the results of the subscription offering which concluded as of December 22, 2008 and the resolicitation of subscribers that concluded on February 25, 2009.

Washington Headquarters
Rosslyn Center	Telephone: (703) 528-1700
1700 North Moore Street, Suite 2210	Fax No.: (703) 528-1788
Arlington, VA 22209	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

Boards of Directors

May 29, 2009

Plan of Conversion and Stock Issuance

On August 20, 2008, the respective Boards of Directors of the MHC, the Company and the Bank adopted a Plan of Conversion and Reorganization (the “Plan of Conversion”), pursuant to which the mutual holding company will convert to the stock form of organization. Pursuant to the Plan of Conversion, (i) the MHC will convert to stock form, (ii) the MHC and the Company will merge into the Bank and the Bank will become a wholly owned subsidiary of a newly chartered stock company (the “Company”), (iii) the shares of common stock of the Company held by persons other than the MHC will be converted into shares of common stock of the Company pursuant to an exchange ratio designed to preserve the percentage ownership interests of such persons, and (iv) the Company will offer and sell shares of its common stock to certain depositors of the Bank, residents of the Bank’s local community and shareholders of the Company and others in the manner and subject to the priorities set forth in the Plan of Conversion. As of May 29, 2009, the MHC’s ownership interest in OSHC approximated 57.20%. The Company will also issue shares of its common stock to the public stockholders of OSHC pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued OSHC common stock as owned immediately prior to the conversion. As of May 29, 2009, the public stockholders’ ownership interest in OSHC approximated 42.80%.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

RP Financial’s valuation was determined based on the financial condition and operations of the Company as of March 31, 2009, the date of the financial data included in the regulatory applications and prospectus. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the Company, its principals or employees from purchasing stock of its client institutions.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Company’s financial performance and condition, management policies, and current conditions in the equity markets for thrift stocks. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Boards of Directors

May 29, 2009

Discussion of Relevant Considerations

1. Financial Results

In light of the unstable market conditions since the First Update, as of March 31, 2009, the Company was provided an extension to complete its offering by the OTS. Accordingly, the Company returned all funds received in the subscription offering and will restart the offering process, as well as update the financial data in the offering prospectus.

Table 1 presents summary balance sheet and income statement data through March 31, 2009, as well as comparable data for the period ending September 30, 2008, as set forth in the First Update.

Growth Trends

The Company’s total assets increased by approximately $4.3 million over the six months ended March 31, 2009, which reflects the impact of growth in both the loan and deposit portfolios while the balance of investments and borrowings declined. Equity increased modestly (by $363,000) during the two quarter period, notwithstanding the impact of $1.1 million in pre-tax non-cash accounting charges for other than temporary impairment (“OTTI”) of available for sale investment securities, which impacted the level of interim earnings in the last two quarters.

Loan Receivable

Loans receivable increased from $579.0 million, as of September 30, 2008, to $617.6 million, as of March 31, 2009, reflecting a 6.7% increase. The proportion of loans increased from 83.2% of assets as of September 30, 2008, to 88.2% of assets as of March 31, 2009.

Cash, Investments and Mortgage-Backed Securities

The balance of cash, investments and mortgage-backed securities (“MBS”) decreased by $37.1 million, to equal $43.0 million or 6.1% of total assets as of March 31, 2009, compared to $80.1 million or 11.5% of assets as of September 30, 2008. Available for sale investment securities (including MBS) declined modestly, while held to maturity investment securities (including MBS) declined by $26.3 million. Cash and cash equivalents also decreased based on updated financial data.

Funding Structure

Deposit balances increased by $16.8 million over the six months ended March 31, 2009, to equal $477.5 million, or 68.2% of total assets. Borrowings consisting of FHLB advances decreased slightly over the two quarter period to equal $133.1 million. As discussed in the First Update, the Company typically utilizes borrowings in two different respects: (1) as a supplemental funding source to favorably manage funding costs and to manage interest rate risk; and (2) longer-term borrowings to finance growth and diversification as a supplement to funding operations through deposits. The balance of subordinated debt has remained unchanged during the last six months, while reverse repurchase agreements have diminished to a zero balance.

Boards of Directors

May 29, 2009

Table 1

Ocean Shore Holding Co.

Recent Financial Data

	At Sept. 30, 2008		At March 31, 2009
	Amount	% of Assets	Amount	% of Assets
	($000)	(%)	($000)	(%)
Balance Sheet Data
Assets	$695,710	100.00%	$699,980	100.00%
Investment Securities	65,869	9.47%	33,492	4.78%
Loans receivable (net)	579,045	83.23%	617,599	88.23%
Cash and cash equivalents	14,185	2.04%	9,486	1.36%
Deposits	460,683	66.22%	477,463	68.21%
FHLB advances	145,000	20.84%	133,100	19.01%
Subordinated debt	15,464	2.22%	15,464	2.21%
Other borrowings	2,250	0.32%	—	0.00%
Equity	64,215	9.23%	64,578	9.23%

	12 Months Ended Sept. 30, 2008		12 Months Ended At March 31, 2009
	Amount	% of Avg. Assets	Amount	% of Avg. Assets
	($000)	(%)	($000)	(%)
Summary Income Statement
Interest Income	$35,609	5.48%	$36,034	5.30%
Interest Expense	(17,737)	-2.73%	(16,383)	-2.41%

Net Interest Income	$17,872	2.75%	$19,651	2.89%
Provision for Loan Losses	(336)	-0.05%	(456)	-0.07%

Net Interest Income after Provisions	$17,536	2.70%	$19,195	2.82%

Other Operating Income	2,781	0.43%	2,838	0.42%
Operating Expense	(13,674)	-2.10%	(14,637)	-2.15%

Net Operating Income	6,643	1.03%	7,396	1.09%

Net Non-Operating Income	(1,659)	-0.26%	(2,408)	-0.35%

Net Income Before Tax	4,984	0.77%	4,988	0.74%
Income Taxes	(1,963)	-0.30%	(1,876)	-0.28%

Net Income (Loss)	$3,021	0.47%	$3,112	0.46%

Core Net Income (Loss)	$4,017	0.62%	$4,558	0.67%

Source:	Ocean Shore Holding Co.’s audited and unaudited financial stmts and RP Financial calculations.

Boards of Directors

May 29, 2009

Equity

Total equity increased modestly (by $363,000) over the six months ended March 31, 2009, and equaled $64.6 million, or 9.2% of total assets. As discussed above, the limited change in equity resulted from the OTTI charges on available for sale investment securities, which materially reduced the level of interim earnings reported during the two quarter period. Additionally, equity continued to be impacted by dividends paid to minority shareholders.

Income and Expense Trends

The Company’s earnings increased minimally relative to the level reflected in our First Update, owing to the OTTI charges on available for sale investment securities which resulted in a higher net non-operating loss. In contrast, core earnings increased based on updated financial data as growth in net interest income exceeded the increase in operating expenses. Details with respect to changes in the Company’s earnings are more fully explained below.

Net Interest Income

The Company’s net interest income increased slightly, as interest income increased and interest expense decreased. For the 12 months ended March 31, 2009, the Company’s net interest income totaled $19.7 million (2.89% of average assets), which reflects a slight increase from a level of $17.9 million (2.75% of average assets), reported for the 12 months ended September 30, 2008.

Loan Loss Provisions

Provision for loan losses increased from $336,000, or 0.05% of average assets for the twelve months ended September 30, 2008, to $456,000, or 0.07% of average assets for the twelve months ended March 31, 2009. The increase in loan loss provisions reflects the impact of loan portfolio growth, as well as provisions established for specific classified assets. Provisions for loan losses have typically been limited reflecting the Company’s relatively strong asset quality historically and the secured nature of the loan portfolio.

Other Operating Income

Other operating income for the most recent 12 months remained substantially unchanged relative to the level reported in the First Update, and totaled $2.8 million, equal to 0.42% of average assets. The bulk of OSHC’s fee income is comprised of fees related to its depository activities, lending, and mortgage servicing. However, the Company has also diversified into non-traditional product lines (primarily brokerage services), which provide a modest amount fee income. Additionally, non-interest income was further enhanced by the purchase of BOLI, wherein the income from the increase in the cash surrender value of the policies is reflected as non-interest income. Growth in the level of non-interest operating income is expected to be gradual in future periods.

Operating Expenses

The Company’s operating expenses have increased in recent years due to asset growth, increased lending activities in both the residential and commercial portfolios, de novo branching and revenue diversification strategies. Such trends continued based on updated financial data and operating costs equaled $14.6 million, or 2.15% of average assets for the twelve months ended March 31, 2009.

Boards of Directors

May 29, 2009

Operating expenses are expected to increase on a post-offering basis as a result of the expense of the additional stock-related benefit plans, as well as the planned branching and growth initiatives which are currently underway. At the same time, continued balance sheet growth and reinvestment of the offering proceeds should largely offset the anticipated expense increase.

Non-Operating Income/Expense

Non-operating income and expenses have typically had a limited impact on earnings over the last several years, and have primarily consisted of gains and losses on the sale of loans and investments. However, non-operating expenses have increased reflecting increases in the OTTI impairment charges and losses on the sale of securities which together equaled $2.4 million, or 0.35% of assets.

Taxes

The Company’s tax rate approximated 37.61% for the 12 months ended March 31, 2009, in comparison to the 39.38% effective tax rate for the 12 months ended September 30, 2008.

Efficiency Ratio

The Company’s efficiency ratio improved slightly, from 66.21% for the 12 months ended September 30, 2008, to 65.09% for the 12 months ended March 31, 2009. On a post-offering basis, the efficiency ratio may show some improvement from the benefit of reinvesting the proceeds from the Offering. However, a portion of the benefit is expected to be offset by the increased expense of the stock benefit plans.

2. Peer Group Financial Comparisons

Tables 2 and 3 present the most updated financial characteristics and operating results available for the Company, the Peer Group and all publicly-traded savings institutions. The Peer Group includes nine of the ten institutions comprising the Peer Group in our First Update. We have excluded one of the Peer Group institutions in this updated analysis (American Bancorp of NJ, Inc.), as it became subject to an acquisition offer since the date of the First Update.

Financial Condition

In general, the comparative balance sheet ratios for the Company and the Peer Group did not vary significantly from the ratios examined in the First Update analysis (see Table 2). Relative to the Peer Group, the Company’s interest-earning asset composition continued to reflect a higher level of loans (88.2% of assets for the Company versus 62.8% for the Peer Group on average) and a lower level of cash, MBS and investments (7.2% for the Company versus 33.0% for the Peer Group). The Company’s funding composition continued to rely more heavily on deposits and less heavily on borrowed funds relative to the Peer Group based on deposits/assets ratios of 68.2% and 58.2%, respectively, and borrowings/assets ratios (including subordinated debt) of 21.2% and 30.5%, respectively.

Boards of Directors

May 29, 2009

Table 2

Balance Sheet Composition and Growth Rates

Comparable Institution Analysis

As of March 31, 2009

		Balance Sheet as a Percent of Assets
		Cash & Equivalents	MBS & Invest	BOLI	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth
Ocean Shore Holding Co.
March 31, 2009		1.4%	5.8%	1.6%	88.2%	68.2%	19.0%	2.2%	9.2%	0.0%	9.2%

All Public Companies
Averages		4.2%	19.9%	1.4%	70.0%	68.5%	18.3%	0.5%	11.5%	0.9%	10.6%
Medians		3.7%	18.1%	1.4%	71.6%	70.3%	16.3%	0.0%	10.2%	0.1%	9.3%

State of NJ
Averages		4.3%	24.8%	1.3%	65.4%	68.0%	18.0%	0.1%	12.6%	0.9%	11.6%
Medians		3.6%	21.7%	1.3%	68.9%	69.2%	15.5%	0.0%	11.9%	0.0%	10.4%

Comparable Group
Averages		3.5%	29.5%	1.5%	62.8%	58.2%	30.1%	0.4%	10.2%	0.4%	9.8%
Medians		3.0%	23.6%	1.6%	66.9%	61.8%	28.3%	0.0%	9.2%	0.0%	8.2%

Comparable Group
ESSA	ESSA Bancorp, Inc. of PA	2.1%	23.2%	1.4%	71.0%	38.0%	42.9%	0.0%	18.0%	0.0%	18.0%
ESBK	Elmira Savings Bank, FSB of NY	3.2%	23.6%	1.6%	66.9%	69.4%	18.8%	0.0%	11.0%	2.8%	8.2%
FSBI	Fidelity Bancorp, Inc. of PA	2.0%	30.7%	1.0%	63.5%	59.8%	31.1%	1.1%	6.8%	0.4%	6.4%
FKFS	First Keystone Financial, Inc. of PA	8.8%	29.9%	3.1%	55.3%	61.8%	28.3%	2.2%	6.3%	0.0%	6.3%
HARL	Harleysville Savings Fin. Corp. of PA	1.8%	35.2%	1.6%	59.4%	54.0%	39.1%	0.0%	6.0%	0.0%	6.0%
PBCI	Pamrapo Bancorp, Inc. of NJ	3.3%	21.7%	0.2%	72.7%	73.3%	15.5%	0.0%	9.2%	0.0%	9.2%
ROME	Rome Bancorp, Inc. of Rome NY	3.0%	2.4%	2.8%	88.1%	64.3%	16.2%	0.0%	17.9%	0.0%	17.9%
THRD	TF Financial Corp. of Newtown PA	0.5%	19.9%	2.3%	74.9%	69.7%	19.6%	0.0%	9.5%	0.6%	8.9%
WVFC	WVS Financial Corp. of PA	6.6%	79.2%	0.0%	13.3%	33.0%	59.2%	0.0%	7.0%	0.0%	7.0%

		Balance Sheet Annual Growth Rates							Regulatory Capital
		Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. & Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Ocean Shore Holding Co.
March 31, 2009		5.80%	-38.62%	11.66%	11.35%	-7.99%	2.55%	2.55%	9.55%	9.55%	16.60%

All Public Companies
Averages		7.65%	7.40%	8.47%	9.53%	6.87%	1.78%	1.05%	10.26%	10.15%	16.22%
Medians		5.57%	4.38%	6.25%	6.67%	2.87%	-1.38%	-1.87%	9.04%	8.94%	13.50%

State of NJ
Averages		10.99%	12.35%	12.55%	14.01%	5.16%	-3.42%	-0.93%	11.82%	11.82%	24.08%
Medians		11.78%	11.44%	9.23%	15.06%	-2.26%	-4.91%	-1.73%	9.35%	9.35%	20.10%

Comparable Group
Averages		0.40%	-4.68%	4.32%	-2.10%	13.98%	0.04%	1.60%	10.04%	9.17%	15.67%
Medians		0.91%	-3.96%	2.56%	-2.45%	9.05%	-2.64%	-2.64%	8.36%	8.35%	14.26%

Comparable Group
ESSA	ESSA Bancorp, Inc. of PA	8.56%	-2.38%	12.81%	8.10%	18.67%	-9.47%	-9.47%	NA	NA	NA
ESBK	Elmira Savings Bank, FSB of NY	1.50%	-7.11%	6.85%	-11.29%	69.99%	26.30%	40.11%	8.36%	8.36%	14.11%
FSBI	Fidelity Bancorp, Inc. of PA	-2.53%	-8.74%	-0.15%	1.99%	-11.57%	3.37%	3.64%	NA	8.03%	11.43%
FKFS	First Keystone Financial, Inc. of PA	0.91%	-3.96%	4.13%	-6.83%	24.53%	-7.61%	-7.61%	8.34%	8.35%	14.26%
HARL	Harleysville Savings Fin. Corp. of PA	0.23%	-12.21%	9.77%	-2.45%	2.87%	7.91%	7.91%	NA	5.98%	11.90%
PBCI	Pamrapo Bancorp, Inc. of NJ	-9.16%	-30.10%	0.25%	-13.59%	9.05%	-7.00%	-7.00%	9.35%	9.35%	15.56%
ROME	Rome Bancorp, Inc. of Rome NY	2.56%	20.78%	2.48%	3.05%	20.68%	-9.30%	-9.30%	17.18%	17.18%	24.45%
THRD	TF Financial Corp. of Newtown PA	0.35%	0.62%	0.15%	5.33%	-13.46%	-1.19%	-1.27%	NA	NA	NA
WVFC	WVS Financial Corp. of PA	1.18%	0.94%	2.56%	-3.22%	5.11%	-2.64%	-2.64%	6.95%	6.95%	18.00%

Source:

Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Boards of Directors

May 29, 2009

Table 3

Income as Percent of Average Assets and Yields, Costs, Spreads

Comparable Institution Analysis

For the 12 Months Ended March 31, 2009

			Net Interest Income				NII After Provis.	Other Income			Total Other Income
		Net Income	Income	Expense	NII	Loss Provis. on IEA		Loan Fees	R.E. Oper.	Other Income
Ocean Shore Holding Co.
March 31, 2009		0.46%	5.30%	2.41%	2.89%	0.07%	2.82%	0.00%	0.00%	0.42%	0.42%

All Public Companies
Averages		-0.10%	5.31%	2.48%	2.84%	0.59%	2.24%	0.02%	-0.03%	0.68%	0.67%
Medians		0.20%	5.30%	2.46%	2.81%	0.32%	2.38%	0.00%	0.00%	0.55%	0.50%

State of NJ
Averages		-0.26%	5.14%	2.51%	2.63%	0.36%	2.28%	0.00%	0.00%	0.30%	0.30%
Medians		0.29%	5.20%	2.46%	2.64%	0.18%	2.29%	0.00%	0.00%	0.25%	0.25%

Comparable Group
Averages		0.45%	5.19%	2.47%	2.72%	0.18%	2.54%	0.02%	0.01%	0.47%	0.49%
Medians		0.61%	5.25%	2.46%	2.79%	0.20%	2.65%	0.00%	0.00%	0.48%	0.47%

Comparable Group
ESSA	ESSA Bancorp, Inc. of PA	0.61%	5.25%	2.46%	2.79%	0.13%	2.65%	0.06%	0.00%	0.48%	0.54%
ESBK	Elmira Savings Bank, FSB of NY	0.75%	5.45%	2.28%	3.18%	0.28%	2.90%	0.00%	0.00%	1.07%	1.07%
FSBI	Fidelity Bancorp, Inc. of PA	0.05%	5.25%	2.83%	2.42%	0.24%	2.18%	0.08%	0.00%	0.39%	0.46%
FKFS	First Keystone Financial, Inc. of PA	-0.44%	4.81%	2.69%	2.13%	0.19%	1.93%	0.00%	0.00%	0.50%	0.50%
HARL	Harleysville Savings Fin. Corp. of PA	0.62%	5.25%	3.24%	2.02%	0.03%	1.98%	0.00%	0.00%	0.23%	0.23%
PBCI	Pamrapo Bancorp, Inc. of NJ	0.31%	5.66%	2.35%	3.32%	0.34%	2.98%	0.00%	-0.01%	0.48%	0.47%
ROME	Rome Bancorp, Inc. of Rome NY	0.88%	5.38%	1.43%	3.95%	0.09%	3.86%	0.00%	0.00%	0.67%	0.67%
THRD	TF Financial Corp. of Newtown PA	0.55%	5.29%	2.34%	2.95%	0.30%	2.65%	0.00%	0.06%	0.25%	0.31%
WVFC	WVS Financial Corp. of PA	0.71%	4.34%	2.59%	1.75%	-0.01%	1.76%	0.00%	0.00%	0.14%	0.14%

		G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads			MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
		G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread
Ocean Shore Holding Co.
March 31, 2009		2.15%	0.00%	-0.35%	0.00%	5.76%	2.98%	2.77%	$5,147	37.61%

All Public Companies
Averages		2.60%	0.14%	-0.27%	0.00%	5.65%	2.85%	2.80%	$6,068	34.99%
Medians		2.63%	0.00%	0.00%	0.00%	5.64%	2.87%	2.77%	$4,977	33.43%

State of NJ
Averages		2.02%	0.41%	-0.31%	0.00%	5.45%	2.94%	2.51%	$9,937	35.12%
Medians		2.05%	0.00%	-0.01%	0.00%	5.51%	2.94%	2.54%	$6,381	37.17%

Comparable Group
Averages		2.23%	0.01%	-0.17%	0.00%	5.42%	2.78%	2.64%	$5,961	36.97%
Medians		2.31%	0.00%	-0.08%	0.00%	5.44%	2.83%	2.39%	$5,296	32.43%

Comparable Group
ESSA	ESSA Bancorp, Inc. of PA	2.25%	0.00%	-0.08%	0.00%	5.44%	3.11%	2.33%	$6,108	29.81%
ESBK	Elmira Savings Bank, FSB of NY	3.05%	0.07%	-0.13%	0.00%	5.85%	2.54%	3.30%	$4,266	44.66%
FSBI	Fidelity Bancorp, Inc. of PA	1.80%	0.00%	-0.65%	0.00%	5.44%	3.06%	2.39%	$5,002	74.39%
FKFS	First Keystone Financial, Inc. of PA	2.44%	0.00%	-0.55%	0.00%	5.12%	2.92%	2.20%	$5,296	20.49%
HARL	Harleysville Savings Fin. Corp. of PA	1.32%	0.00%	-0.08%	0.00%	5.44%	3.47%	1.98%	$8,657	22.97%
PBCI	Pamrapo Bancorp, Inc. of NJ	2.91%	0.00%	-0.08%	0.00%	5.78%	2.63%	3.15%	$5,924	50.04%
ROME	Rome Bancorp, Inc. of Rome NY	3.14%	0.00%	-0.07%	0.00%	5.77%	1.80%	3.98%	$3,274	32.83%
THRD	TF Financial Corp. of Newtown PA	2.31%	0.00%	0.08%	0.00%	5.55%	2.62%	2.92%	$4,022	25.08%
WVFC	WVS Financial Corp. of PA	0.85%	0.00%	0.00%	0.00%	4.39%	2.83%	1.56%	$11,100	32.43%

Source:

Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Boards of Directors

May 29, 2009

The Company’s net worth ratio of 9.2% of assets is below the Peer Group average ratio of 10.2% (and equal to the median ratio), even before the completion of the Offering. The Company’s pro forma tangible capital position will increase with the addition of stock proceeds. The increase in OSHC’s pro forma equity position will be favorable from a risk perspective and in terms of future earnings potential through reinvestment and leveraging. At the same time, the Company’s higher pro forma capitalization will also result in a lower return on equity. Both the Company’s and the Peer Group’s capital ratios reflected capital surpluses with respect to the regulatory capital requirements.

The growth rate section of Table 2 shows annual growth rates for key balance sheet items for the most recent 12 month period available for the Company and the Peer Group. The Company’s asset growth remained above the Peer Group average and slightly decreased relative to the comparatively strong growth rates reflected in the First Update. Specifically, asset growth of 5.80% for the Company exceeded the Peer Group average of 0.40%, while loan growth diminished slightly for the Company to equal a positive 11.66% rate, still above the average growth rate of 4.32% for the Peer Group.

The Company’s deposit growth rate increased relative to the growth reflected in the First Update and was above the Peer Group average as OSHC’s deposits increased by 11.35% while the Peer Group’s deposits declined at a 2.10% average rate. Borrowed funds declined for the Company at a 7.99% annual pace versus modest growth of 13.98% for the Peer Group, as the Company decreased borrowings because of the level of funds provided by deposit growth.

The Company’s equity increased modestly by 2.55% as compared to minimal growth of 0.04% for the Peer Group based on the average. Limited expansion of the Company’s equity and the minimal growth for the Peer Group reflects the impact of adoption of dividend and capital management strategies by both the Company and the Peer Group as well as OTTI charges (for the Company and some of the Peer Group institutions). On a post-offering basis, the Company’s equity growth rate is expected to remain comparatively modest as the benefit of reinvestment of the Offering proceeds may be offset by additional share repurchases, the payment of dividends and as expenses may likely increase reflecting the impact of the expanded stock benefit plans and de novo branching.

Income and Expense Trends

OSHC and the Peer Group reported net income to average assets ratios of 0.46% and 0.45%, respectively, based on updated financial data. The Company’s operating results continue to reflect a favorable level of net interest income offset by a relatively high tax rate in comparison to the Peer Group while the ratio of operating expense and non-interest income as a percent of average assets was relatively comparable to the Peer Group averages. The updated ROA based on financial data for the twelve months ended March 31, 2009, fell slightly above the Peer Group average and more comparable to the Peer Group in contrast to the lower ROA ratio reflected in the First Update primarily as a result of the OTTI charges as core elements of income remained relatively stable.

The Company’s net interest income ratio of 2.89% of average assets remained higher than the Peer Group average of 2.72% reflecting its higher asset yields, but also higher cost of funds. The Company’s comparable interest expense ratio, 2.41% versus 2.47% of average assets for the Peer Group, reflects that the Company’s deposit funding advantage has been minimized by decreasing borrowing costs for the Peer Group in the current low interest rate environment.

Boards of Directors

May 29, 2009

Non-interest operating income is a similar contributor to OSHC’s earnings relative to the Peer Group, at 0.42% and 0.49% of average assets for the Company and the Peer Group, respectively. As discussed in the First Update, both the Company and the Peer Group generate levels of non-interest income which are below the average for all publicly traded companies of 0.67% of average assets, reflecting their emphasis on residential mortgage lending which tends to generate limited levels of non-interest fee income.

The Company’s operating expense ratio increased modestly since the First Update but OSHC nonetheless operates with a slightly lower operating expense ratio as compared to the Peer Group. The operating expense ratios for OSHC and the Peer Group were 2.15% and 2.23%, respectively. Intangible assets amortization was nominal for the Peer Group, and the Company had no amortizing intangible assets. On a post-offering basis, the Company’s operating expenses can be expected to increase with the incremental cost of the stock-based benefit plans as well as the planned branching and growth initiatives which are currently underway. At the same time, continued balance sheet growth and reinvestment of the offering proceeds should largely offset the anticipated expense increase as a percent of average assets.

The Company’s efficiency ratio (operating expenses as a percent of the sum of non-interest operating income and net interest income) of 65.0% remains more favorable than the Peer Group’s ratio of 69.5%. On a post-offering basis, the efficiency ratio may show some improvement from the benefit of reinvesting the proceeds from the Offering. However, a portion of the benefit is expected to be offset by the increased expense of the stock benefit plans and the costs of targeted expansion.

While loan loss provisions for the Company and the Peer Group were limited, the Company’s ratio remained more favorable at 0.07%, versus 0.18% of average assets for the Peer Group, reflecting relatively strong asset quality for both on average.

Non-operating expense increased for OSHC, reporting a net non-operating loss of 0.35% of average assets, versus a lower level (i.e., loss of 0.17% of average assets) for the Peer Group on average.

The Company’s effective tax rate for the last 12 months of 37.6% is slightly higher than the Peer Group average of 37.0%. The Company expects that its effective tax rate will continue to approximate the recent historical level over the near term and therefore remaining at a disadvantage in comparison to the Peer Group. At the same time, the Company is evaluating the merits of establishing a special purpose investment subsidiary for the purpose of minimizing its state tax liability which could potentially reduce OSHC’s average tax rate.

3. Stock Market Conditions

Since the date of the First Update, the broader stock market has exhibited significant volatility and, in general, has declined. Volatility in the broader stock market heightened in mid-October, with the DJIA posting a one day increase of over 900 points followed two days later by a one day decrease of over 700 points. The one day surge was supported by the U.S. government’s plan to buy preferred equity stakes in nine top financial institutions as part of a broad effort to bolster the banking system, while the one day sell-off was triggered by fears of a deep recession on news of a sharp decline in September retail sales. The DJIA hit a five and one-half year low in late-October, based on the dim outlook for corporate earnings and the economy. Stocks rebounded sharply higher off the five and one-half year low, with the DJIA posting a one day gain of almost 900 points in anticipation of another rate cut by the Federal

Boards of Directors

May 29, 2009

Reserve. The positive trend in stocks continued through the end of October on a better-than-expected GDP report for the third quarter. News of a bailout for Citigroup and a pledge by the U.S. to pump another $800 billion into ailing credit markets spurred a stock market rally in the last week of November. Stocks reversed course at the start of December, as the DJIA declined 680 points on news that the National Bureau of Economic Research declared that the recession began in December 2007. The downward trend in the broader stock market resumed as recession fears tightened their grip on the stock market. While stocks moved higher to close out 2008, the 33.8% decline in the DJIA for 2008 was the weakest year since 1931.

Growing concern that the bear market wasn’t over and the start of an expected dismal fourth quarter earnings season accelerated the slide in the broader stock market going into the second half of January, led by a sell-off in bank stocks amid multi-billion dollar fourth quarter losses posted by some large banks both in the U.S. and Europe. The negative sentiment in stocks generally continued to prevail through the balance of February and into the start of March, with the DJIA tumbling below 7000 in early-March for the first time in twelve years. Stocks rebounded heading into mid-March on rekindled hopes that banks would weather the financial crisis and positive economic data showing a pick up in new home construction in February. The broader stock market advance strengthened in late-March, as stocks soared after the White House unveiled its plan to clean up banks’ balance sheets. Strong demand in an auction of seven year Treasury notes helped to push the DJIA into bull market territory in late-March, which was followed by a pullback as the U.S. Government threatened bankruptcy for GM and Chrysler. Overall, the first quarter was the sixth straight losing quarter for the DJIA, although the DJIA was up 7.7% in March.

April was Wall Street’s best month in nine years, offering some of the most powerful evidence yet that maybe the economy is about to begin a turnaround. The Standard & Poor’s 500 index, climbed 9.4% in April, its best performance since March 2000, the peak of the dot-com bubble. The Dow Jones industrial average shot up 7.4% in April, on top of the 7.7% gain in March. However, even with the gains in March and April, the Dow is still down 42% from its peak in October 2007, and the S&P 500 index is off 44%. The rally began when Citigroup surprised investors by announcing it had made money in the first two months of the year. Other banks followed suit, and many big banks posted results that weren’t as bad as feared. In April, economic readings on home construction, retail sales and orders for manufactured goods improved or at least didn’t slide as quickly as they did during the meltdown last fall. At the end of April, news that Chrysler will go through bankruptcy reorganization put just a small dent in Wall Street’s recovery, which began in early March. The DJIA, still up 24.8% from its 12-year low on March 9, dipped 0.2% on the last day of April. Major indexes posted their third consecutive month of gains in May, led by stocks tied to emerging markets and commodities. Treasury-bond yields rose for the second month in a row on increased risk-taking and concern that the U.S. government’s massive funding needs will push rates higher sooner rather than later. The Dow Jones Industrial Average was up 4.1% in May. Over the past three months, the Dow is up 20.4%, its biggest three-month gain since November 1998, and it has gained 29.8% from its March 9 bear-market low. Importantly, the recent gains in the broader market have largely served to restore market valuation levels to where they were as of the First Update (the tech heavy NASDAQ being an exception). On May 29, 2009, the DJIA closed at 8500.33 or 1.5% higher since the date of the First Update and the NASDAQ closed at 1774.33 or 14.3% higher since the date of the First Update. The S&P 500 Index closed at 919.14 or 4.8% higher since the date of the First Update.

Boards of Directors

May 29, 2009

The market for thrift stocks has also been impacted by the significant market events affecting the broader market. Thrift stocks paralleled the wide swings experienced in the broader stock market during mid- and late-October, as investors weighed the benefits of the rescue plan improving liquidity in the credit markets against recessionary economic trends and the prolonged housing slump. Thrift stocks bounced higher along with the broader stock market in the last week of November, as financial stocks were the largest beneficiaries of the Citigroup bailout and the U.S. government’s plan to bolster residential mortgages and other consumer loans through buying up to $600 billion of debt issued or backed by mortgage finance firms such as Fannie Mae and Freddie Mac and providing up to $200 billion in financing to boost consumer lending. News that the U.S. economy has been in a recession since December 2007 pounded thrift stocks lower at the start of December 2008. Thrift stocks bounced higher along with the broader stock market following the cut in the Federal Reserve’s target rate to historic lows, but the gains were not sustained as recession concerns pressured stocks in general, lower in late-December.

Following a two day rebound at year end, a gloomy economic outlook by the Federal Reserve and indications that the December employment report would show mounting job losses weighed on thrift stocks at the start of 2009. Mounting concerns over the health of the banking system pushed bank and thrift stocks sharply lower going in the second half of January, with some of the nation’s largest banks trading down 30% to 50% in one day amid worse than expected credit quality deterioration reflected in fourth quarter earnings reports. Counter to the broader market, thrift stocks rebounded slightly at the end of February, which was followed by a sell-off in financial stocks in early-March on growing fears of Citigroup becoming nationalized and the implications of further credit quality deterioration amid the prolonged recession. Bank and thrift stocks led a rally in the broader market in mid-March as investors reacted favorably to a Federal Reserve initiative to provide greater support to the mortgage lending and housing markets through the purchase of $750 billion of agency mortgage-backed securities. Following a brief pullback, bank and thrift stocks closed out the first quarter with gains on encouraging signs that bank and thrift stocks may have bottomed out.

The beginning of April continued to show promise as bank and thrift stocks advanced after the Financial Accounting Standards Board released mark-to-market accounting rules and heads of state met in London at the G-20 summit to discuss regulatory reform. Through the end of April, however, bank and thrift stocks declined amid news of a bankruptcy filing by Chrysler and the release of reports showing a decline in consumer spending for the month of March. However, the reception of strong banks tapping equity markets through secondary offerings of common stock have been reflective of a strengthening market for the financials, as secondary offerings by financially stable institutions have been increasing since the beginning of April. In May, the SNL Bank and Thrift Index was slightly up from the end of April and more than doubled the performance of the S&P 500, rising 13.7% in comparison to 6.04% from the S&P. On May 29, 2009, the SNL Index for all publicly-traded thrifts closed at 553.70, a decrease of 14.6% since the date of the First Update.

Consistent with the SNL Index, the updated pricing measures for the Peer Group and all publicly traded thrifts were generally lower compared to the First Update. The Peer Group’s updated price/book and price/tangible book ratios, and price/core earnings multiples decreased modestly, while price/earnings multiples increased, mostly due to change in stock prices (since the date of the First Update, three of the nine Peer Group companies were trading at prices at or below their prices as of May 29, 2009, with a minimal median stock price increase for the Peer Group). Specifically, the earnings-based pricing measures changed in a range of a 9.7% increase to a 12.8% decrease, while the book value based pricing measures both decreased in a range of 0.6% to 2.8%.

Boards of Directors

May 29, 2009

In general, the modest declines in the Peer Group’s updated pricing measures were more limited relative to the declines reflected in the updated pricing measures for all publicly-traded thrifts. Overall, the change in the earnings based pricing measures for all publicly-traded thrifts range from a 4.0% increase based on reported earnings to a 0.5% reduction based on core earnings. The book value based pricing measures were uniformly lower, in a range of 7.6% (P/B) to 8.5% (P/TB). A comparative pricing analysis of all publicly-traded thrifts, the Peer Group and the SNL Thrift Index is shown in Table 4, based on market prices as of October 24, 2008 and May 29, 2009. The Peer Group data has been adjusted to exclude American Bancorp of New Jersey which became subject to an acquisition offer since the date of the First Update.

Table 4

Ocean Shore Holding Co.

Average Pricing Characteristics

	At October 24, 2008		At May 29, 2009		Percent Change
Peer Group(1)
Price/Earnings (x)	16.95	x	18.60	x	9.7%
Price/Core Earnings (x)	18.30		15.95		(12.8)
Price/Book (%)	90.15%		89.62%		(0.6)
Price/Tangible Book (%)	99.02		96.26		(2.8)
Price/Assets (%)	9.75		9.25		(5.1)

All Publicly-Traded Thrifts
Price/Earnings (x)	15.69	x	16.31	x	4.0%
Price/Core Earnings (x)	16.73		16.64		(0.5)
Price/Book (%)	72.44%		66.91%		(7.6)
Price/Tangible Book (%)	84.16		76.97		(8.5)
Price/Assets (%)	8.58		7.48		(12.8)

Other
SNL Thrift Index	648.5		553.7		(14.6)

(1)	Excludes American Bancorp of New Jersey which became subject to an acquisition offer since the date of the First Update.

As set forth in the Original Appraisal and First Update, the “new issue” market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current

Boards of Directors

May 29, 2009

market for existing thrifts the P/B ratio may reflect more narrow discounts to book value or even premiums in some cases. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

The marketing for converting thrift issues continued to be affected by the overall weak market for thrift stocks, as only a limited number of conversion offerings were successfully completed in the second half of 2008 and to date in 2009. In fact, only two small conversion offerings have been completed during 2009, as of May 29, 2009. As shown in Table 5, the most recently completed conversion offerings were by Hibernia Homestead Bancorp, Inc. of Louisiana (“Hibernia”) and St. Joseph Bancorp, Inc. of Missouri (“St. Joseph”). Hibernia and St. Joseph completed their standard conversion offerings on January 28, 2009 and February 2, 2009. Hibernia’s $11.1 million offering was slightly above the minimum of the valuation range with a pro forma price/tangible book ratio of 48.0% at closing. St. Joseph’s smaller $3.8 million offering also was slightly above the minimum of the valuation range with a pro forma price/tangible book ratio of 46.2% at closing. Hibernia and St. Joseph closed 5.0% and 1.0% above their respective IPO prices after their first week of trading. As of May 29, 2009, Hibernia closed 37.5% above its IPO price, while St. Joseph closed at its IPO price.

4. Results of the Subscription and Community Offerings

OSHC’s stock offering became effective as of November 12, 2008, and the subscription and community portion of the offering concluded on December 22, 2008. The total takedown of the subscription and community offerings, including the ESOP order at the minimum of the offering range, amounted to $4,121,793, based on orders received for 457,977 shares at $9.00 per share. The total orders initially received in the subscription and community offerings were below the $36.3 million minimum of the offering range as set forth in the First Update. There were 360 orders received for the Company’s stock in the subscription and community offerings which aggregated to $4.1 million in total orders. Based on information provided by Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”), there was only one order for the maximum order amount of 50,000 shares in the subscription/community offerings. The purchase limitation was increased in the syndicated community offering but the subscriber for the maximum purchase amount did not increase their order. The prospectus indicated that intended purchases by the Board, executive officers and their associates totaled $315,000.

As the result of the short fall in the subscription and community offerings, the Company authorized Sandler O’Neill to conduct a syndicated community offering. This action was announced in a press release dated January 5, 2009, which indicated targeted closing level at the midpoint of the offering range and an estimated completion date of February 4. Deteriorating market conditions in January, however resulted in an inability of Sandler to sell to the minimum of the offering range. Therefore, OSHC terminated the offering and shortly thereafter was granted an extension of the second step conversion with the objective of selling under more favorable market conditions. The Company is updating the prospectus with first quarter 2009 financial data and will seek to sell stock by initiating another subscription/community offering with unsold shares sold in a syndicated community offering.

Boards of Directors

May 29, 2009

Table 5

Pricing Characteristics and After-Market Trends

Conversions Completed in Trailing 12 Months

Institutional Information			Pre-Conversion Data				Offering Information				Contribution to Char. Found.		Insider Purchases				Initial Div. Yield
	Conversion Date	Ticker	Financial Info.		Asset Quality								% Off Incl. Fdn.+Merger Shares
			Assets	Equity/ Assets	NPAs/ Assets	Res. Cov.	Excluding Foundation				Form	% of Public Off. Excl. Fdn.	Benefit Plans			Mgmt.& Dirs.
Institution							Gross Proc.	% Offer	% of Mid.	Exp./ Proc.			ESOP	Recog. Plans	Stk Option
			($Mil)	(%)	(%)	(%)	($Mil.)	(%)	(%)	(%)		(%)	(%)	(%)	(%)	(%)(2)	(%)
Standard Conversions
St. Joseph Bancorp, Inc., MO*	2/2/09	SJBA-OTCBB	$19	28.24%	0.00%	NM	$3.8	100%	89%	17.0%	N.A.	N.A.	8.0%	4.0%	10.0%	19.5%	0.00%
Hibernia Homestead Bncrp, Inc., LA*	1/28/09	HIBE-OTCBB	$50	28.15%	0.00%	NM	$11.1	100%	89%	6.6%	N.A.	N.A.	8.0%	4.0%	10.0%	15.9%	0.00%
First Savings Fin. Group, Inc., IN*	10/7/08	FSFG-NASDAQ	$215	13.62%	1.73%	117%	$24.3	100%	87%	5.1%	C/S	100K/4.5%	8.0%	4.0%	10.0%	7.9%	0.00%
Home Bancorp, Inc., LA*	10/3/08	HBCP-NASDAQ	$448	11.29%	0.19%	302%	$89.3	100%	132%	2.1%	N.A.	N.A.	8.0%	4.0%	10.0%	7.6%	0.00%

Averages - Standard Conversions:			$183	20.33%	0.48%	210%	$32.1	100%	99%	7.7%	N.A.	N.A.	8.0%	4.0%	10.0%	12.7%	0.00%
Medians - Standard Conversions:			$133	20.89%	0.10%	210%	$17.7	100%	89%	5.8%	N.A.	N.A.	8.0%	4.0%	10.0%	11.9%	0.00%

Second Step Conversions
NONE

Mutual Holding Companies(6)
Auburn Bancorp, Inc., ME	8/19/08	ABBB-OTCBB	$65	6.92%	0.19%	376%	$2.3	45%	85%	29.6%	N.A.	N.A.	7.6%	3.3%	10.9%	6.6%	0.00%
Malvern Federal Bancorp, Inc., PA*	5/20/08	MLVF-NASDAQ	$542	8.23%	1.24%	71%	$26.5	43%	115%	5.2%	S	4.65%	8.7%	4.4%	10.9%	1.7%	0.00%

Averages - Mutual Holding Companies:			$304	7.58%	0.72%	223%	$14.4	44%	100%	17.4%	N.A.	N.A.	8.2%	3.8%	10.9%	4.1%	0.00%
Medians - Mutual Holding Companies:			$304	7.58%	0.72%	223%	$14.4	44%	100%	17.4%	N.A.	N.A.	8.2%	3.8%	10.9%	4.1%	0.00%

Averages - All Conversions:			$223	16.08%	0.56%	217%	$23.2	81%	100%	10.9%	N.A.	N.A.	8.1%	3.9%	10.3%	9.9%	0.00%
Medians - All Conversions:			$140	12.46%	0.19%	210%	$17.7	100%	89%	5.9%	N.A.	N.A.	8.0%	4.0%	10.0%	7.7%	0.00%

Institutional Information			Pro Forma Data							IPO Price	Post-IPO Pricing Trends
	Conversion Date	Ticker	Pricing Ratios(3)(6)				Financial Charac.				Closing Price:
			P/ TB	Core P/E		P/A	Core ROA	TE/ A	Core ROE		First Trading Day	% Chge	After First Week(4)	% Chge	After First Month(5)	% Chge	Thru 5/29/09	% Chge	Mths Since Conv.
Institution
			(%)	(x)		(%)	(%)	(%)	(%)	($)	($)	(%)	($)	(%)	($)	(%)	($)	(%)
Standard Conversions
St. Joseph Bancorp, Inc., MO*	2/2/09	SJBA-OTCBB	46.2%	NM		17.1%	-0.2%	36.9%	-0.4%	$10.00	$12.50	25.0%	$10.10	1.0%	$10.00	0.0%	$10.00	0.0%	3.8
Hibernia Homestead Bncrp, Inc., LA*	1/28/09	HIBE-OTCBB	48.0%	NM		18.8%	-0.8%	39.1%	-2.1%	$10.00	$10.50	5.0%	$10.50	5.0%	$10.50	5.0%	$13.75	37.5%	4.0
First Savings Fin. Group, Inc., IN*	10/7/08	FSFG-NASDAQ	51.2%	NM		10.8%	-0.1%	21.1%	-0.5%	$10.00	$9.90	-1.0%	$9.99	-0.1%	$9.22	-7.8%	$10.00	0.0%	7.7
Home Bancorp, Inc., LA*	10/3/08	HBCP-NASDAQ	70.1%	26.0	x	17.0%	0.7%	24.3%	2.7%	$10.00	$11.49	14.9%	$10.25	2.5%	$10.35	3.5%	$10.84	8.4%	7.8

Averages - Standard Conversions:			53.9%	26.0	x	15.9%	-0.1%	30.4%	-0.1%	$10.00	$11.10	11.0%	$10.21	2.1%	$10.02	0.2%	$11.15	11.5%	5.8
Medians - Standard Conversions:			49.6%	26.0	x	17.0%	-0.1%	30.6%	-0.4%	$10.00	$11.00	10.0%	$10.18	1.8%	$10.18	1.8%	$10.42	4.2%	5.8

Second Step Conversions
NONE

Mutual Holding Companies(6)
Auburn Bancorp, Inc., ME	8/19/08	ABBB-OTCBB	61.5%	26.1	x	7.3%	0.3%	8.8%	3.4%	$10.00	$10.50	5.0%	$9.50	-5.0%	$9.50	-5.0%	$9.85	-1.5%	9.3
Malvern Federal Bancorp, Inc., PA*	5/20/08	MLVF-NASDAQ	63.7%	29.9	x	10.4%	0.3%	11.8%	2.9%	$10.00	$10.98	9.8%	$11.00	10.0%	$10.75	7.5%	$10.05	0.5%	12.3

Averages - Mutual Holding Companies:			62.6%	28.0	x	8.8%	0.3%	10.3%	3.1%	$10.00	$10.74	7.4%	$10.25	2.5%	$10.13	1.3%	$9.95	-0.5%	10.8
Medians - Mutual Holding Companies:			62.6%	28.0	x	8.8%	0.3%	10.3%	3.1%	$10.00	$10.74	7.4%	$10.25	2.5%	$10.13	1.3%	$9.95	-0.5%	10.8

Averages - All Conversions:			56.8%	27.3	x	13.6%	0.0%	23.7%	1.0%	$10.00	$10.98	9.8%	$10.22	2.2%	$10.05	0.5%	$10.75	7.5%
Medians - All Conversions:			56.3%	26.1	x	13.9%	0.1%	22.7%	1.1%	$10.00	$10.74	7.4%	$10.18	1.8%	$10.18	1.8%	$10.03	0.3%

Note: * - Appraisal performed by RP Financial; BOLD = RP Fin. Did the business plan, “NT” - Not Traded; “NA” - Not Applicable, Not Available; C/S-Cash/Stock.

(1)	Non-OTS regulated thrift.
(2)	As a percent of MHC offering for MHC transactions.
(3)	Does not take into account the adoption of SOP 93-6.
(4)	Latest price if offering is less than one week old.
(5)	Latest price if offering is more than one week but less than one month old.
(6)	Mutual holding company pro forma data on full conversion basis.
(7)	Simultaneously completed acquisition of another financial institution.
(8)	Simultaneously converted to a commercial bank charter.
(9)	Former credit union.

May 29, 2009

Boards of Directors

May 29, 2009

Valuation Approaches

In applying the pro forma market value approach to valuation promulgated by the federal and state regulatory agencies, we considered the three key pricing ratios in valuing OSHC’s to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the Conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in OSHC’s prospectus for reinvestment rate, effective tax rate, offering expenses and stock benefit plan assumptions, and foundation contribution (summarized in Exhibits 2 and 3). In our estimate of value herein, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, taking into account the valuation adjustments noted in the First Update.

In examining the valuation adjustments made relative to the Peer Group in the First Update, we concluded that no adjustment for financial condition or earnings prospects were necessary, as the relationship of these parameters relative to the Peer Group remain relatively unchanged based on updated financial data for both. Most of the other valuation adjustments relative to the Peer Group were unchanged including the parameters concerning asset growth, primary market area, dividends, liquidity, management and effect of government regulation and regulatory reform.

The most significant new information that would lead us to a different conclusion other than that reached in our First Update pertains to the deterioration in the thrift stock market as reflected in the market for thrift stock and the performance in the new issue market. Specifically, the Peer Group’s average Price/Core Earnings ratio decreased by 12.8% while the P/B and P/TB ratios decreased by 0.6% and 2.8%, respectively. The pricing ratios for all publicly traded thrifts generally reflected more significant declines since the date of the First Update. Additionally, the new issue market remains weak, but reflects recent improvement as two of the most recent standard conversion offerings completed closed at the minimum of their respective offering ranges, but were trading at or above their IPO prices as of May 29, 2009. Moreover, secondary offering activity by larger financially stable banks have been increasing since the beginning of April reflecting the more favorable market environment for financial institutions with limited asset quality problems. While these favorable events are given consideration in the valuation, we have also considered that OSHC was unable to sell into the offering range several months ago, even after an aggressive selling effort through a syndicated community offering.

Overall, based on the factors discussed above, we concluded that the Company’s pro forma market value should reflect the following valuation adjustments relative to the Peer Group, which remain unchanged relative to the adjustments made in the First Update.

Boards of Directors

May 29, 2009

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	Slight Upward
Asset Growth	Slight Upward
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Moderate Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

Based on the application of the three valuation approaches, incorporating the relative peer group valuation adjustments above, the results of the subscription and community offerings, as well as the return of the orders and the extension of the second step conversion to sell stock under more favorable conditions, and taking into consideration the modest decline in the pricing ratios since the date of the First Update, RP Financial concluded that, as of May 29, 2009, the aggregate pro forma market value of OSHC’s conversion stock was $71,677,865 at the midpoint, equal to 8,432,690 shares at $8.50 per share. The midpoint and resulting valuation range is based on the sale of a 57.20% ownership interest to the public, which provides for a $41.0 million public offering at the midpoint value. The valuation reflects an approximate 4.0% decrease relative to the midpoint pro forma value established in the First Update, as well as a lower price per share of $8.50 from $9.00. In calculating the pro forma pricing ratios, we have incorporated the incremental expense related to conducting the subscription/community offering and the possible syndicated community offering in an amount greater than reflected in the First Update. In arriving at this valuation conclusion, we have continued to evaluate each of the three pricing ratios and give similar weight to each approach as in our First Update. These are discussed below.

P/E Approach. The application of the P/E valuation method requires calculating OSHC’s pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In examining the valuation earnings base for the Company, we considered the reported trailing 12 months through March 31, 2009, as well as the core earnings base excluding non-recurring earnings. Specifically, in deriving the Company’s core earnings, we adjusted reported earnings of $2.408 million of losses incurred on the sale of securities and OTTI impairment charges. Thus, as shown below, the Company’s core earnings were calculated to equal $4,558,000.

Amount
($000)
Trailing 12 Month Net Income (03/31/09)	$3,112
Plus: Losses Realized on Investment Securities	2,408
Tax Effect(1)	(962)

Core Earnings Estimate	$4,558

(1)	Reflects a 39.94% tax rate on adjustments consistent with the Company’s marginal tax rate.

Boards of Directors

May 29, 2009

Based on the reported and estimated core earnings and incorporating the impact of the pro forma assumptions discussed previously, the Company’s pro forma reported and core P/E multiples at the updated midpoint value of $71.7 million equaled 19.21 times and 13.84 times, respectively. Owing to the non-operating expenses referenced above, the Company’s P/E is at a premium of 3.3% at the midpoint of this updated valuation versus a 14.2% premium at the midpoint in the First Update. Based on core earnings, excluding one-time non-recurring expenses, the P/Core Earnings multiple equaled 13.84 times at midpoint, which is discounted by 13.2% to the Peer Group’s average P/Core Earnings multiple of 15.95 times, versus a discount of 15.9% at the midpoint relative to the Peer Group’s average core earnings multiple in the First Update.

P/B Approach. The application of the P/B valuation method requires calculating OSHC’s pro forma market value by applying a valuation P/B ratio to the Company’s pro forma book value. As before, we also examine the price/tangible book ratio (“P/TB”), adjusting for the impact of intangible assets for the Peer Group. Based on the $71.7 million updated midpoint valuation, OSHC’s pro forma P/B and P/TB ratios have decreased to 73.18% which represents a 2.7% reduction relative to the midpoint P/TB ratio of 75.22% in the First Update. Accordingly, the P/TB discount relative to the Peer Group has remained unchanged at 24.0% in this updated appraisal, relative to the discount in the First Update.

P/A Approach. The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company’s pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio computed herein. At the updated midpoint of the valuation range, OSHC’s value equaled 9.77% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 9.25%, which implies a premium of 5.6%.

Trading of OSHC Stock. As of the date of the First Update (October 24, 2008), based on OSHC’s stock price of $8.25 per share and the 8,323,374 shares of OSHC stock outstanding implied a market value of $68.7 million which was considered in the valuation process. The stock trading price has subsequently diminished to $8.00 per share as of May 29, 2009, resulting in an implied market value of $66.6 million, which falls between the minimum and the midpoint of the updated offering range.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of May 29, 2009, the estimated aggregate pro forma market value of the Company, inclusive of the sale of the MHC’s ownership interest to the public shareholders was $71,677,865 at the midpoint. Based on this valuation and the approximate 57.20% ownership interest being sold in the public offering, the midpoint value of the Company’s stock offering is $40,999,997, equal to 4,823,529 shares at a per share value of $8.50. This updated valuation reflects a 4.0% decrease relative to the valuation conclusion set forth in the First Update. The resulting range of value pursuant to regulatory guidelines and the corresponding number of shares based on the Board approved $8.50 per share offering price is set forth below. The pro forma valuation calculations relative to the Peer Group are shown in Table 6 and are detailed in Exhibit 2 and Exhibit 3.

Boards of Directors

May 29, 2009

Table 6

Public Market Pricing

Ocean Shore Holding Co.

As of May 29, 2009

		Market Capitalization		Per Share Data		Pricing Ratios(3)							Dividends(4)
		Price/ Share(1)	Market Value	Core 12 Month EPS(2)	Book Value/ Share	P/E		P/B	P/A	P/TB	P/Core		Amount/ Share	Yield	Payout Ratio(5)

		($)	($Mil)	($)	($)	(x)		(%)	(%)	(%)	(x)		($)	(%)	(%)
Ocean Shore Holding Co.
Maximum		$8.50	$82.43	$0.40	$10.64	21.51	x	79.89%	11.16%	79.89%	15.62	x	$0.17	2.02%	43.44%
Midpoint		$8.50	$71.68	$0.44	$11.61	19.21	x	73.18%	9.77%	73.18%	13.84	x	$0.20	2.32%	44.60%
Minimum		$8.50	$60.93	$0.51	$12.93	16.77	x	65.72%	8.37%	65.72%	12.00	x	$0.23	2.73%	45.83%

All Public Companies(7)
Averages		$9.25	$267.98	$(0.42)	$13.73	16.31	x	66.91%	7.48%	76.97%	16.64	x	$0.28	2.61%	40.98%
Medians		8.82	42.86	0.32	13.05	13.75	x	63.08%	5.72%	71.52%	14.37	x	$0.20	2.42%	0.00%

All Non-MHC State of NJ(7)
Averages		$10.59	$1,517.24	$(0.31)	$11.14	16.76	x	98.36%	9.34%	111.66%	15.54	x	$0.46	4.01%	67.05%
Medians		$9.84	$155.18	$0.45	$10.61	13.80	x	88.12%	9.03%	114.95%	13.80	x	$0.44	4.53%	67.05%

Comparable Group Average
Averages		$12.77	$60.37	$0.91	$14.63	18.60	x	89.62%	9.25%	96.26%	15.95	x	$0.46	3.45%	49.80%
Medians		$13.95	$47.98	$1.10	$13.63	13.66	x	88.12%	7.48%	107.03%	12.88	x	$0.44	3.93%	50.70%

State of New Jersey(7)
CBNJ	Cape Bancorp, Inc. of NJ	$8.00	$106.51	$(2.15)	$10.61	NM		75.40%	9.63%	90.29%	NM		$0.00	0.00%	NM
HCBK	Hudson City Bancorp, Inc of NJ	$12.83	$6,687.77	$0.93	$9.69	13.80	x	132.40%	11.82%	136.63%	13.80	x	$0.60	4.68%	64.52%
OCFC	OceanFirst Fin. Corp of NJ	$12.55	$155.18	$1.12	$9.78	10.91	x	128.32%	8.11%	128.32%	11.21	x	$0.80	6.37%	69.57%
PBCI	Pamrapo Bancorp, Inc. of NJ	$9.72	$47.98	$0.45	$11.03	25.58	x	88.12%	8.10%	88.12%	21.60	x	$0.44	4.53%	NM
PFS	Provident Fin. Serv. Inc of NJ	$9.84	$588.77	$(1.88)	$14.57	NM		67.54%	9.03%	114.95%	NM		$0.44	4.47%	NM

Comparable Group
ESSA	ESSA Bancorp, Inc. of PA	$13.95	$216.00	$0.43	$12.24	35.77		113.97%	20.56%	113.97%	32.44	x	$0.16	1.15%	41.03%
ESBK	Elmira Svgs Bank, FSB of NY	$14.25	$27.33	$1.53	$17.84	10.8		79.88%	5.72%	130.26%	9.31	x	$0.80	5.61%	60.61%
FSBI	Fidelity Bancorp, Inc. of PA	$7.94	$24.16	$1.10	$13.91	NM		57.08%	3.35%	60.94%	7.22	x	$0.28	3.53%	NM
FKFS	First Keystone Fin., Inc of PA	$8.05	$19.59	$(0.17)	$13.63	NM		59.06%	3.74%	59.06%	NM		$0.00	0.00%	NM
HARL	Harleysville Svgs Fin Cp of PA	$15.00	$54.05	$1.54	$13.60	10.56		110.29%	6.64%	110.29%	9.74	x	$0.72	4.80%	50.70%
PBCI	Pamrapo Bancorp, Inc. of NJ	$9.72	$47.98	$0.45	$11.03	25.58		88.12%	8.10%	88.12%	21.60	x	$0.44	4.53%	NM
ROME	Rome Bancorp, Inc. of Rome NY	$9.70	$66.79	$0.45	$8.62	23.1		112.53%	20.20%	112.53%	21.56	x	$0.34	3.51%	NM
THRD	TF Fin. Corp. of Newtown PA	$20.35	$54.19	$1.36	$25.87	13.66		78.66%	7.49%	84.20%	14.96	x	$0.80	3.93%	53.69%
WVFC	WVS Financial Corp. of PA	$15.99	$33.23	$1.48	$14.94	10.73		107.03%	7.48%	107.03%	10.80	x	$0.64	4.00%	42.95%

		Financial Characteristics(6)
		Total Assets	Equity/ Assets	Tang. Eq./ Assets	NPAs/ Assets	Reported		Core		Offering Size	Exchange Ratio
						ROA	ROE	ROA	ROE
		($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	($Mil)	(x)
Ocean Shore Holding Co.
Maximum		$739	13.97%	13.97%	0.20%	0.52%	3.71%	0.71%	5.12%	47.15	1.1651
Midpoint		$733	13.36%	13.36%	0.20%	0.51%	3.81%	0.71%	5.29%	41.00	1.0131
Minimum		$728	12.73%	12.73%	0.20%	0.50%	3.92%	0.70%	5.48%	34.85	0.8612

All Public Companies(7)
Averages		$2,904	10.28%	9.38%	2.35%	-0.31%	-1.51%	-0.12%	0.40%
Medians		$879	8.94%	7.93%	1.48%	0.12%	1.09%	0.26%	2.56%

All Non-MHC State of NJ(7)
Averages		$13,342	10.12%	8.68%	1.66%	-0.66%	-2.17%	-0.45%	-0.69%
Medians		$1,914	9.19%	8.68%	1.11%	0.31%	3.30%	0.37%	3.91%

Comparable Group Average
Averages		$631	9.68%	9.28%	0.98%	0.42%	4.32%	0.54%	6.06%
Medians		$592	7.16%	6.99%	0.74%	0.55%	4.63%	0.62%	5.23%

State of New Jersey(7)
CBNJ	Cape Bancorp, Inc. of NJ	$1,106	12.78%	10.90%	2.77%	-3.57%	-24.34%	-2.54%	-17.27%
HCBK	Hudson City Bancorp, Inc of NJ	$56,572	8.93%	8.68%	0.59%	0.94%	10.02%	0.94%	10.02%
OCFC	OceanFirst Fin. Corp of NJ	$1,914	6.32%	6.32%	1.11%	0.75%	11.60%	0.73%	11.30%
PBCI	Pamrapo Bancorp, Inc. of NJ	$592	9.19%	9.19%	2.77%	0.31%	3.30%	0.37%	3.91%
PFS	Provident Fin. Serv. Inc of NJ	$6,524	13.36%	8.31%	1.05%	-1.74%	-11.41%	-1.74%	-11.41%

Comparable Group
ESSA	ESSA Bancorp, Inc. of PA	$1,051	18.04%	18.04%	NA	0.60%	3.02%	0.66%	3.33%
ESBK	Elmira Svgs Bank, FSB of NY	$478	7.16%	4.52%	0.72%	0.54%	7.89%	0.62%	9.15%
FSBI	Fidelity Bancorp, Inc. of PA	$720	5.88%	5.52%	0.94%	0.03%	0.56%	0.46%	7.71%
FKFS	First Keystone Fin., Inc of PA	$524	6.33%	6.33%	0.74%	-0.44%	-6.86%	-0.08%	-1.23%
HARL	Harleysville Svgs Fin Cp of PA	$814	6.02%	6.02%	NA	0.62%	10.86%	0.68%	11.77%
PBCI	Pamrapo Bancorp, Inc. of NJ	$592	9.19%	9.19%	2.77%	0.31%	3.30%	0.37%	3.91%
ROME	Rome Bancorp, Inc. of Rome NY	$331	17.95%	17.95%	0.54%	0.87%	4.63%	0.94%	4.96%
THRD	TF Fin. Corp. of Newtown PA	$724	9.52%	8.95%	0.78%	0.55%	5.73%	0.50%	5.23%
WVFC	WVS Financial Corp. of PA	$444	6.99%	6.99%	0.37%	0.72%	9.78%	0.71%	9.71%

(1)	Average of High/Low or Bid/Ask price per share.
(2)	EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3)	P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4)	Indicated 12 month dividend, based on last quarterly dividend declared.
(5)	Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6)	ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7)	Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source:	Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Boards of Directors

May 29, 2009

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares of OSHC stock as a fully converted company. The Board of Directors of the MHC has independently determined the exchange ratio. The determined exchange ratio has been designed to preserve the current aggregate percentage ownership in OSHC equal to 42.80% as of May 29, 2009. The exchange ratio to be received by the existing minority shareholders of OSHC will be determined at the end of the offering, based on the total number of shares sold in the syndicated community offering. Based upon this calculation and the valuation conclusion and offering range concluded above, the exchange ratio would vary within the range as noted in the schedule below. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

Boards of Directors

May 29, 2009

	Total Shares	Offering Shares	Exchange Shares Issued to the Public Shareholders	Exchange Ratio
Shares				(x)
Maximum	9,697,593	5,547,058	4,150,535	1.1651x
Midpoint	8,432,690	4,823,529	3,609,161	1.0131x
Minimum	7,167,787	4,100,000	3,067,787	0.8612x

Distribution of Shares
Maximum	100.00%	57.20%	42.80%
Midpoint	100.00%	57.20%	42.80%
Minimum	100.00%	57.20%	42.80%

Aggregate Market Value(1)
Maximum	$82,429,541	$47,149,993	$35,279,548
Midpoint	$71,677,865	$40,999,997	$30,677,869
Minimum	$60,926,190	$34,850,000	$26,076,190

(1)	Based on offering price of $8.50 per share.

Respectfully submitted,

RP® FINANCIAL, LC.

/s/ James P. Hennessey James P. Hennessey
Director